UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

STREAMLINE HEALTH SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

86323X106

(CUSIP Number)

Allen Moseley

c/o Moseley and Company VI, LLC

4200 Northside Parkway,

N.W., Building 9

Atlanta, GA 30327

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)

CUSIP No. 86323X106	Schedule 13D

1	NAME OF REPORTING PERSONS Noro-Moseley Partners VI, L.P. I.R.S. Identification Nos. of above persons (entities only) 45-0564753
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 986,854[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 986,854[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,854[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[2]
14	TYPE OF REPORTING PERSON PN

[1]

Includes ownership of Series A 0% Convertible Preferred Stock held by reporting persons convertible at any time into an aggregate of 986,854 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D.

[2]	Based on 10,568,506 shares of Issuer’s common stock outstanding as of June 8, 2012, as reported in Issuer’s Form 10-Q for the quarterly period ended April 30, 2012.

CUSIP No. 86323X106	Schedule 13D

1	NAME OF REPORTING PERSONS Moseley and Company VI, LLC I.R.S. Identification Nos. of above persons (entities only) 14-1999859
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 986,854[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 986,854[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,854[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[4]
14	TYPE OF REPORTING PERSON OO, IA

[3]

Includes ownership of Series A 0% Convertible Preferred Stock held by reporting persons convertible at any time into an aggregate of 986,854 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D.

[4]	Based on 10,568,506 shares of Issuer’s common stock outstanding as of June 8, 2012, as reported in Issuer’s Form 10-Q for the quarterly period ended April 30, 2012.

Item 1. Security and Issuer

Name of Issuer: Streamline Health Solutions, Inc., a Delaware corporation (the “Issuer”)

Title of Class of Equity Securities: Common Stock, par value $.01 per share

Address of Issuer’s Principal Executive Office:	10200 Alliance Road, Suite 200
Cincinnati, Ohio, 45242

Item 2. Identity and Background

(a) This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(a) of the Securities Exchange Act of 1934 (the “Exchange Act”): Noro-Moseley Partners VI, L.P. (the “Limited Partnership”) and the Limited Partnership’s general partner, Moseley and Company VI, LLC (the “General Partner,” and, together with the Limited Partnership, the “Reporting Persons”). The securities reported in this Schedule 13D are owned directly by the Limited Partnership. As a general partner of the Limited Partnership, the General Partner may be deemed to beneficially own all of the securities reported in this Schedule 13D.

(b) Business address of Reporting Persons:	4200 Northside Parkway, N.W., Building 9
Atlanta, Georgia 30327

(c) The Reporting Persons are principally engaged in venture capital finance.

(d) During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Limited Partnership is a Delaware limited partnership. The General Partner is a Georgia limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price for the shares of Series A 0% Convertible Preferred Stock (the “Preferred Stock”) (which are convertible into Common Stock, as described in more detail under Item 4 below) covered by this Statement was $2,960,562. The Reporting Persons funded the purchase price through capital calls from their respective investors.

Item 4. Purposes of Transactions

On August 16, 2012, the Issuer completed a $12 million equity investment with the Limited Partnership and affiliated funds and accounts of certain other investors. The equity investment consisted of the Issuer issuing shares of Preferred Stock at $3.00 per share, warrants exercisable for shares of the Common Stock at an exercise price of $3.99 per share (the “Warrants”), and Convertible Subordinated Notes (the “Convertible Notes”), which, upon stockholder approval, convert into shares of Preferred Stock. The Reporting Persons acquired 986,854 shares of Preferred Stock, a Warrant exercisable for 490,000 shares of Common Stock and a Convertible Note convertible into 646,479.90 shares of Preferred Stock upon stockholder approval. The Preferred Stock is convertible into shares of the Common Stock on a one-for-one basis at $3.00 per share at any time at the discretion of the Reporting Persons. The Warrants may be exercised at any time during the period beginning on February 17, 2013 until 5 years from such initial exercise date. The Reporting Persons acquired the shares of Preferred Stock, a Warrant and a Convertible Note solely for investment purposes. In connection with these transactions, Allen Moseley, a member of the Limited Partnership and a member of the General Partner, was appointed as a member of the Issuer’s Board of Directors, effective as of August 16, 2012.

Except as otherwise described herein, as of the date of this Schedule 13D, neither Reporting Person has any plans or proposals to implement any plans or proposals with respect to any material change of the Issuer’s business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 to Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider its position with respect to any of such matters.

In connection with the acquisition of the shares of Preferred Stock, the Warrant and the Convertible Note by the Reporting Persons, the Issuer entered into a Securities Purchase Agreement and a Registration Rights Agreement, each dated as of August 16, 2012, with the Limited Partnership and additional investors thereto.

Item 5. Interest in Securities of the Issuer

(a) After giving effect to the transactions and distributions that are the subject of this Schedule 13D, the Reporting Persons may be deemed to beneficially own 986,854 shares of Common Stock of the Issuer consisting of Preferred Stock, which is convertible at any time by the Reporting Persons. The Reporting Persons also own a Convertible Note, which will be convertible into 490,000 shares of Preferred Stock upon approval by the Issuer’s stockholders. As discussed above, the Reporting Persons also own a Warrant that will become exercisable into 490,000 shares of Common Stock effective February 17, 2013.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated by reference.

(c) Except as otherwise described herein, neither Reporting Person has effected any transactions in the Common Stock during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 4 and 5 is incorporated by reference herein. Other than as described elsewhere in this Schedule 13D, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer’s Common Stock which are required to be described hereunder.

Item 7. Material to Be Filed as Exhibits

(a) Securities Purchase Agreement, dated August 16, 2012, among the Company and each purchaser identified on the signature pages thereto (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the Commission on August 21, 2012 and incorporated by reference herein in its entirety).

(b) Form of Subordinated Convertible Note (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the Commission on August 21, 2012 and incorporated by reference herein in its entirety).

(c) Form of Common Stock Purchase Warrant (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the Commission on August 21, 2012 and incorporated by reference herein in its entirety).

(d) Registration Rights Agreement, dated August 16, 2012, among the Company and each of the purchasers signatory thereto (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K, filed with the Commission on August 21, 2012 and incorporated by reference herein in its entirety).

(e) Certificate of Designation of Preferences, Rights and Limitations of Series A 0% Convertible Preferred Stock (filed as Exhibit 10.8 to the Issuer’s Current Report on Form 8-K, filed with the Commission on August 21, 2012 and incorporated by reference herein in its entirety).

(f) Joint Filing Statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2012	MOSELEY AND COMPANY VI, LLC

	By:	/s/ Allen Moseley
Name: Allen Moseley
Title: Class A Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2012	NORO-MOSELEY PARTNERS VI, L.P., BY ITS GENERAL PARTNER, MOSELEY AND COMPANY VI, LLC

	By:	/s/ Allen Moseley
Name: Allen Moseley
Title: Class A Member